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Vivendi Universal

                               Accounting Workshop

                                Guillaume Hannezo
                                       CFO
                                  John Luczycki
                              Corporate Controller

                                  March 6, 2002


                                                          [VIVENDI UNIVERSAL]  1
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                                Legal Disclaimer

These presentation slides contain "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. All statements that express forecasts, expectations and projections with respect to future matters, including anticipated cost savings or synergies, are forward-looking statements. Such forward- looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, changes in accounting standards. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this presentation. You should not place undue reliance on these forward- looking statements, which speak only as of the date of this presentation. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.


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                             US GAAP / French GAAP
                               Convergence Project

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VU US/FRENCH GAAP CONVERGENCE

-  Two year project

-  Phase 1: initial NYSE listing (Sept. 2000)

-  Phase 2:

     -  In 2001, developed US GAAP quarterly comparables for 2002

     -  US GAAP reporting in 2002

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GUIDING PRINCIPLES

-  VU is a French company with French GAAP requirements

-  US GAAP combined with French GAAP adds transparency

-  Focus on Media & Communications

-  Eventual acceptance of IAS in France will simplify reporting

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2002 FINANCIAL RELEASE SCHEDULE (1)

-  Press release

     -  Q1, Q2 and Q3 (within 40 days from quarter end)

     -  Includes:

        -   Income statement

        -   Discussion of debt and cash flow

        -   Revenue, EBITDA, operating income by segment

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2002 FINANCIAL RELEASE SCHEDULE (2)

-   Financial Statements

    -   US GAAP (Form 6k) and reconciliation to French GAAP

        -   Q1, Q3 within 60 days from quarter end

        -   Q2 within 90 days from quarter end

-   French GAAP (COB document) and reconciliation to US GAAP for half year

-   Includes:

        -   Balance sheet

        -   Cash flow

        -   Income statement

        -   Summary notes


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                                 AUDIT PROCESS

AUDIT PROCESS IN FRANCE

    -   2 statutory auditors (Andersen and RSM Salustro Reydel)

    -   6 year contracts

    -   Dual signing of VU audit report

    -   Each French legal entity requires audit


                                                                               9

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AUDITORS' ROLE

    -   French rules restrict consulting

    -   Auditors used for accounting or audit related activities

    - VU policy restricts use of auditors for IT, Internal Audit, Tax, or Valuation work

    -   VU works with 4 of the Big 5


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                              US GAAP/FRENCH GAAP

                        The basics at Vivendi Universal


                                                                              11

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                    US GAAP CONSOLIDATION THEORY - PERIMETER

-   Over 50% direct or indirect ownership = full consolidation in US GAAP

    -   Over 50% ownership presumes effective control

    - For SEC registrants, majority stock ownership is not the sole criteria for effective control*

-   20% to 50% ownership = equity method in US GAAP

    -   Significant influence

-   No proportionate consolidation in US GAAP

    -   Assumes one party must possess effective control

    -   Assets and liabilities can not be divided

    -   Affects VE only

* Control also is "the possession of the power to direct or cause the direction of management whether through voting shares, by contract or otherwise."


                                                                              12

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                   CONSOLIDATION OF CEGETEL AND MAROC TELECOM

- Cegetel and Maroc Telecom are required to be consolidated in US GAAP because economic control is maintained through:

    -   Majority Board of Directors representation

    -   Shareholder agreements that provide VU with majority voting rights

-   Ability to gain > 51% economic stake


                                                                              13

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                    DIFFERING PERSPECTIVES - TREASURY SHARES

    -   US GAAP approach is from the view of the investor or shareholder

        - Treasury shares are a component of equity and have no income statement impact

    -   French GAAP approach is from the view of the company

        -   Treasury shares can be an investment


                                                                              14

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MARK TO MARKET ISSUES (1)

-   US GAAP requires financial instruments to be recorded at fair value

    -   Results in regular mark-to-market of

        -   Derivatives (hedges, swaps)

        -   Underlying hedged item

-   Hedges on debt include:

    - A series of perfectly matched (effective) hedges on debt that convert debt from fixed-to-variable rates

        - FAS 133 requires that the fair value of the hedge be recorded as an asset/liability (asset of E220m at Dec. 2001)

        - The underlying debt is also yield adjusted (liability of E220m at Dec. 2001)

        -   US GAAP debt increases, offset by a related hedge asset

        -   No impact on income statement


                                                                              15

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MARK TO MARKET ISSUES (2)

-   Hedges on debt also include:

    - A series of additional hedges on future debt that convert variable-to-fixed rate debt which expire 2004-2010 (at euro fixed rate ~4.5%)

        - These hedges do not yet qualify for FAS 133 treatment and are marked-to-market through the income statement

        - The hedges serve as economic hedges, since they effectively lower borrowing costs

        -   Can result in financial cost volatility:

            - If rates rise, the value of the hedge increases and creates income

            - If rates fall, the value of the hedge decreases and creates expense

-   Exchangeable bonds

    - In US GAAP, exchangeable debt and financial expense will increase as the underlying security rises above the strike price

    - Impact on income statement is mitigated because the underlying shares are also marked-to-market through financial expense


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CONVERGENCE / SIMPLIFICATION (1)

Focus of convergence is on operating income (EBIT)

-   Establish greater consistency between French / US GAAP

    -   Use consistent accounting, where possible

        - VU now limits exceptional item use to gains and losses on business/investment sales

        - Restructuring activity will be accounted for under more restrictive US GAAP and limited to significant programs

                                                                         Media &
                                                                           Com        VE        VU
                                                                         -------    -----     -----
2000 Operating income published in 2000                                    0.7       1.9       2.6
                                                                          ----      ----      ----
Reclassification of restructuring and one time items from exceptional     (0.5)     (0.3)     (0.8)
                                                                          ----      ----      ----
2000 Operating income published in 2001                                    0.2       1.6       1.8
                                                                          ----      ----      ----


                                                                              17

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CONVERGENCE /SIMPLIFICATION (2)

- In 2002 US GAAP rules relating to business combinations will change, which will enhance comparability of French and US GAAP operating income:

    -   Goodwill no longer amortized

    -   Trademarks no longer amortized


                                                                              18

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EBITDA

-   EBITDA is not a US GAAP metric

-   EBITDA is slightly impacted by the move to US GAAP

-   Definitional issues have been addressed, including:

    -   Depreciation of receivables (bad debt) and inventory (obsolescence)

- While EBITDA is an important tool to assess cash capacity in media and entertainment companies, its application is not consistently applied by companies and its use needs to be supplemented by evaluation of operating income and cash flow


                                                                              19

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EBITDA

- VU's EBITDA convention is to retain an acquired company's past practices and add it to VU's accounts:

    -   This retains some degree of comparability

    - VU will always provide a reconciliation between operating income and EBITDA

    - If a practice is inconsistently applied between competitor companies, we will disclose detail so that analysts can calculate EBITDA using alternative methods

        -   Minority impacts

        - Film costs amortization at Canal+ (French GAAP) or acquired intangible programming costs (2002 reporting convention)

        -   Bookplate investment at VUP

        -   Other non-recurring restructuring items


                                                                              20

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EBITDA

M&C Reconciliation between EBITDA and EBIT


M&C 2001A EBIT  - French GAAP                               1.8

Depreciation and amortization                               2.6

Film amortization at Canal+                                 0.2

Bookplate investment at VUP                                 0.1

Restructuring costs - non recurring                         0.1

Reorganization costs - non recurring                        0.2

M&C 2001A EBITDA  - French GAAP                             5.0

Film amortization at Canal+                                (0.2)

Intangible programming cost amortization                    0.2

M&C 2001A EBITDA  - US GAAP Estimate                        5.0


                                                                              21

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                                      P&L

                                FROM FRENCH GAAP
                                   TO US GAAP




                                                                              22

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P&L 2001 FRENCH GAAP / US GAAP


                                                  French      US GAAP
In bn E                                            GAAP        Est.       CHANGE
                                                  ------      -------     --------
Revenue (consolidated)                             57.4        51.7        (5.7)
                                                 ------       -----       -----
Operating income                                    3.8         0.5        (3.3)
of which goodwill amortization                      0.0         2.2        (2.2)**

Net Financial expense                              (1.9)       (1.0)        0.9
Net Exceptional income                              2.3         2.4         0.1
Income taxes and deferred tax                      (1.6)       (1.9)       (0.3)
provision

Goodwill amortization                              (2.2)        0.0         2.2 **
(before impairment charge)
Impairment charge                                 (13.0)        0.0        13.0
Equity in net of affiliates                        (0.4)       (0.4)         --
Minority interest                                  (0.6)       (0.7)       (0.1)
                                                 ------       -----       -----
NET INCOME -- REPORTED                            (13.6)       (1.1)       12.5


** Reclassification in 2001, GW amortization eliminated in US GAAP in 2002


                                                                              23

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REVENUE RECONCILIATION

In bn E


2001A FRENCH GAAP                                 57.4

No proportionate consolidation in                 (4.9) Recurring - VE only
US GAAP

Public taxes collected are not                    (0.8) Recurring - VE only
revenue in US GAAP

2001A US GAAP Estimate                            51.7


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

OPERATING INCOME RECONCILIATION

In bn E

2001A FRENCH GAAP                            3.8

No proportionate consolidation in US        (0.5) Recurring -- VE only
GAAP

GW amortization included in
operating income on US GAAP
-  Impairment                                0.0  Non-recurring (FAS 142)
   (Q1 2002 in US GAAP)

- French GW amortization                    (2.2) Non-Recurring (FAS 142)

- Different basis of US GW                  (0.3) Non-recurring (FAS 142)

Trademark amortization                      (0.1) Non-recurring (FAS 142)
(50% VE related)                                  (50% VE related)
Other impacts (M&C)                         (0.1) Recurring
VE impacts                                  (0.1) Recurring

2001A US GAAP ESTIMATE                       0.5


                                                                              25
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NET FINANCIAL EXPENSE RECONCILIATION

In bn E

2001A French GAAP                           (1.9)

Fair value of derivatives required           0.1 Variable MTM* impact
in US GAAP

Unrealized profit on BSkyB                   0.5 Variable MTM* impact

No proportionate consolidation               0.2 Recurring - VE only
in US GAAP

Reverse French GAAP treasury                 0.1 Variable
share write downs

2001A US GAAP Estimate                      (1.0)

* Mark-to-Market

NET INCOME RECONCILATION

In bn E

2001A French GAAP                                 (13.6)

Business combinations and GW*

-  Impairment charge                               13.0 Non - recurring (FAS 142)
(Q1 2002 in US GAAP)
-  US different basis of GW +                      (0.4) Non - recurring (FAS 142)
Trademark amortization
MTM impacts                                         0.7 Variable MTM impact

Other VE                                           (0.1) Recurring

Other impacts (M&C)                                (0.1) Recurring

Tax/minority interest                              (0.6) Recurring variable

2001A US GAAP Estimate                             (1.1)

* In 2002, goodwill and trademarks will no longer be amortized in US GAAP. As a consequence, the amortization of GW in French GAAP will constitute the total reconciling item.


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BSKYB TRANSACTION

- A transaction implemented to maximize cash proceeds, remove overhang, optimize taxes

- In US GAAP, the transaction qualifies for deconsolidation (VU / Auditors analyses*). A capital gain is to be recognized for the 400m shares sold to Deutsche Bank, debt reduced by E3.9bn

- In French GAAP, Capital gain recognized for the 150 million shares effectively sold by Deutsche Bank

-   P&L
                                        US GAAP Est.     French  GAAP
                                        ------------     ------------
          Exceptional                        1.3               1.1

          Financial                          0.5               0.0

          Tax                               (1.0)             (0.4)

          Total Net Income                   0.8               0.7

-   French GAAP Net Debt

          Short-Term Receivables             1.1            Debt   3.9

          Marketable Securities              1.5

*   May look for comfort by SEC

                                 BALANCE SHEET

NET DEBT RECONCILIATION

In Euro m                                             US GAAP     French GAAP Est.
                                                      -------     ----------------
2001 Gross Debt French GAAP                             23.2           23.2

Vendor financing                                                        0.8

Real Estate defeasances                                                 0.7

FAS 133                                                                 0.2

BSkyB sale *                                                           (3.9)

Gross Debt                                              23.2           21.0

Financial receivables (excl. BSkyB )                    (2.2)

Cash & cash equivalents                                 (1.9)          (1.9)

Marketable securities (excl. BSkyB)                     (0.5)

Treasury shares                                         (1.4)

BSkyB sale*                                             (2.6)

2001 M&C Net Debt                                       14.6           19.1


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

M&C FINANCIAL RECEIVABLES

In E bn

2001 French GAAP Long-Term Receivables                           1.1

                          Telco Poland                           0.5

                         Philip Morris                           0.2

       SFD (Cegetel retail store) loan                           0.2  Provision for 0.07

                                 Other                           0.2

2001 French GAAP Short-Term Receivables                          2.2

                      BSkyB Transaction                          1.1

                           Vizzavi loan                          0.5

                      Real Estate loans                          0.2  Provisions for 0.08

                           Telco Poland                         0.07

                                 Others                          0.3

2001 TOTAL FINANCIAL RECEIVABLES                                 3.3

M&C MARKETABLE SECURITIES

In E bn

2001 French GAAP Marketable Securities                                2.0

BSkyB Transaction                                                     1.5

14.9 m remaining BSkyB shares hedging Pathe bond                      0.1
(Book value = pound sterling 3.9/share, strike
price = pound sterling 5, March 2002)

6.8 m Vinci shares hedging convertible bonds                          0.2
(Book value = E28/share, strike price = E89, March 2006)

Mediaset and other marketable securities                              0.2

VU TREASURY SHARES

                                                                             Accounted for in
                                        Shares            Net Book       -------------------------
                                      in millions       value (E bn)     French GAAP       US GAAP
                                      -----------       ------------     -----------       -------
Treasury shares                            24                1.4             Net           Equity
(as marketable securities in                                                 debt
French GAAP)
Other Treasury shares                    83.4                4.8            Equity         Equity

Total Treasury shares 12/31/01          107.4                6.2

Post Placement and Liberty Media         15.2


             Needs                               Capacities
             -----                               ----------
S.O. in the money (1)       20.1     Treasury Shares             15.2

S.O. out of the money       36.3     Puts (2)                    18.3

                                     Calls out of the money (3)  22.0
                           -----                                 ----
                            56.4                                 55.5

(1) Below E67/share (2) Around E70/share (3) E67.85 to E111.44/share


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

M&C: IMPORTANT ACCOUNTING QUESTIONS SUMMARY

    -   Off-Balance Sheet - 2 vehicles only:

        -   BSkyB

        -   Real Estate

    -   Asset securitization:

        -   Cegetel and Canal+ only (around E600m) Both are the balance sheet

        -   AOL Europe sale

    -   Stock Price Guarantees:

        -   No CVRs except Rondor

    -   ESOP

        -   VU has no ESOPs or similar structures


See the full document on our website http://finance.vivendiuniversal.com


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